Exhibit 99.3

Youxin Technology Ltd Reports First Half of Fiscal Year 2025 Financial Results

GUANGZHOU, China, Jul. 14, 2025 /PRNewswire/ — Youxin Technology Ltd (Nasdaq: YAAS) (the “Company” or “Youxin Technology”), a software as a service (“SaaS”) and platform as a service (“PaaS”) provider committed to helping retail enterprises digitally transform their businesses, today announced its unaudited financial results for the first half of fiscal year 2025 ended March 31, 2025.

Mr. Shaozhang Lin, Chief Executive Officer of Youxin Technology Ltd, commented, “The first half of fiscal year 2025 reflects our ongoing commitment to long-term strategic priorities and our continued investment in growth, despite near-term pressure on margins and net results. We are especially proud to have successfully completed our listing on the Nasdaq in December 2024, a significant milestone that can not only strengthen our global visibility but also enhance our ability to execute long-term strategic plans. We are encouraged by the 21% year-over-year revenue growth in the first half of fiscal year 2025, which was driven by the resumption of our customized CRM system development service which reinforced our ability to deliver tailored digital solutions. Presently, we continue promoting the broader adoption of our products and strengthening customer engagement through attractive pricing and increased marketing efforts.”

Mr. Lin continued, “We remain confident in our path forward. We plan to continue optimizing our PaaS platform and SaaS services to deepen customer value and loyalty, while reinforcing our collaboration with strategic vendors to deliver solutions that better meet the individualized needs of our clients. We are confident that these initiatives will strengthen our foundation for sustainable growth and better position us to capture future opportunities.”

First Half of Fiscal Year 2025 Financial Overview

●	Revenue was $346,013 for the six months ended March 31, 2025, an increase of 21% from $285,392 for the same period of last year.

●	Gross profit was $129,627 for the six months ended March 31, 2025, compared to $193,746 for the same period of last year.

●	Gross margin was 37% for the six months ended March 31, 2025, compared to 68% for the same period of last year.

●	Net loss was $1.7 million for the six months ended March 31, 2025, compared to $0.9 million for the same period of last year, mainly due to an increase in professional fees after being listed and investment loss.

●	Cash was $1,636,920 as of March 31, 2025, compared to $18,372 as of September 30, 2024.

First Half of Fiscal Year 2025 Financial Results

Revenues

Total revenues were $346,013 for the six months ended March 31, 2025, or an increase of 21% from $285,392 for the same period of last year. The increase was mainly because the Company gradually restarted the operating of the customized CRM system development services.

	For the six months ended March 31,
	2025			2024
($)	Revenue	Cost of Revenue	Gross Margin	Revenue	Cost of Revenue	Gross Margin
Professional services	326,793	213,217	35%	121,366	74,247	39%
Payment channel services	17,098	-	100%	140,663	-	100%
Others	2,122	3,169	(49)%	23,363	17,399	26%
Total	346,013	216,386	37%	285,392	91,646	68%

Revenue from professional services was $326,793 for the six months ended March 31, 2025, or an increase of 169% from $121,366 for the same period of last year.

●	Revenue from customized CRM system development services was $220,454 for the six months ended March 31, 2025. The Company did not generate revenue from customized CRM system development services in the same period of last year. The increase was mainly due to the Company restarted the operating of Customized CRM system development service.

●	Revenue from the additional function development services was $9,211 for the six months ended March 31, 2025, or an increase of 40% from $6,577 for the same period of last year. The increase was mainly due to the more new needs of the function development from the existing clients for the six months ended March 31, 2025.

●	Revenue from subscription services was $97,128 for the six months ended March 31, 2025, or a decrease of 15% from $114,789 for the same period of last year. The decrease was mainly due to the decreasing customized CRM system development services from 2024, which led to the Company to provide less subscription service in the following periods.

Revenue from payment channel services was $17,098 for the six months ended March 31, 2025, or a decrease of 88% from $140,663 for the same period of last year. The decrease was mainly due to reduced clients demand, and resulted in fewer transactions through the payment system.

Cost of Revenues

Cost of revenues was $216,386 for the six months ended March 31, 2025, an increase of 136% from $91,646 for the same period of last year.

Gross Profit

Gross profit was $129,627 for the six months ended March 31, 2025, compared to $193,746 for the same period of last year.

Gross margin was 37% for the six months ended March 31, 2025, a decrease from 68% for the same period of last year.

Operating Expenses

Operating expenses were $1.4 million for the six months ended March 31, 2025, compared to $1.2 million for the same period of last year.

●	Selling expenses were $100,558 for the six months ended March 31, 2025, an increase of 24% from $81,016 for the same period of last year. The increase was mainly due to the increase in advertising and promotion expense. The increase of advertising and promotion expense by 100% was primarily due to more effort used in the business promotion to achieve the business expansion for the six months ended March 31, 2025, compared to the same period of last year.

●	General and administrative expenses were $1.2 million for the six months ended March 31, 2025, an increase of 262% from $0.3 million for the same period of last year. The increase was primarily due to an increase in professional fee of 421% compared to the same period of last year as the increase of professional agents involved after being listed.

●	Research and development expenses were $140,262 for the six months ended March 31, 2025, a decrease of 83% from $847,311 for the same period of last year. The decrease was primarily attributed to the decrease in labor related costs including salary and welfare by 89% for the six months ended March 31, 2025 compared to the same period of last year.

Other Income (Expense), Net

Total net other expense was $463,769 for the six months ended March 31, 2025, compared to a net other income of $132,303 for the same period of last year.

Net Loss

Net loss was $1.7 million for the six months ended March 31, 2025, compared to $0.9 million for the same period of last year.

Basic and Diluted Loss per Share

Basic and diluted loss per share was $0.05 for the six months ended March 31, 2025, compared to $0.03 for the same period of last year.

Financial Condition

As of March 31, 2025, the Company had cash of $1,636,920, compared to $18,372 as of September 30, 2024.

Net cash used in operating activities was $2.3 million for the six months ended March 31, 2025, compared to $0.6 million for the same period of last year.

Net cash used in investing activities was $3.4 million for the six months ended March 31, 2025. There were no cash outflows from investing activities for the same period of last year.

Net cash provided by financing activities was $7.2 million for the six months ended March 31, 2025, compared to $0.3 million for the same period of last year.

About Youxin Technology Ltd

Youxin Technology Ltd is a SaaS and PaaS provider committed to helping retail enterprises digitally transform their businesses using its cloud-based SaaS product and PaaS platform to develop, use and control business applications without the need to purchase complex IT infrastructure. Youxin Technology provides a customized, comprehensive, fast-deployment omnichannel digital solutions that unify all aspects of commerce with store innovations, distributed inventory management, cross-channel data integration, and a rich set of ecommerce capabilities that encompass mobile applications, social media, and web-based applications. The Company’s products allow mid-tier brand retailers to use offline direct distribution to connect the management team, distributors, salespersons, stores, and end customers across systems, apps, and devices. This provides retailers with a comprehensive suite of tools to instantly address issues using real-time sales data. For more information, please visit the Company’s website: https://ir.youxin.cloud.

Cautionary Note Regarding Forward-Looking Statements

The foregoing material may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Forward-looking statements include all statements that do not relate solely to historical or current facts, including without limitation the Company’s statements regarding the Company’s product development and business prospects, and can be identified by the use of words such as “may,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “believe,” “potential,” “should,” “continue” or the negative versions of those words or other comparable words. Forward-looking statements are not guarantees of future actions or performance. These forward-looking statements are based on information currently available to the Company and its current plans or expectations and are subject to a number of risks and uncertainties that could significantly affect current plans. Should one or more of these risks or uncertainties materialize, or the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended, or planned. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, performance, or achievements. Except as required by applicable law, including the security laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

For investor and media inquiries, please contact:

Youxin Technology Ltd.
Investor Relations Department
Email: ir@youxin.cloud

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

YOUXIN TECHNOLOGY LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2025 AND SEPTEMBER 30, 2024

(Expressed in U.S. dollars, except for the number of shares)

	March 31, 2025	September 30, 2024
ASSETS
CURRENT ASSETS
Cash	$1,636,920	$18,372
Restricted cash	23,837	24,649
Accounts receivable, net	210,530	176,607
Short-term investments	2,982,758	-
Prepaid expenses and other current assets	633,450	122,676
Total current assets	5,487,495	342,304

NON-CURRENT ASSETS
Property and equipment, net	3,104	3,948
Deferred offering costs	-	478,108
Operating lease right-of-use assets	98,646	123,170
Other non-current assets	10,258	10,608
Total non-current assets	112,008	615,834

TOTAL ASSETS	$5,599,503	$958,138

LIABILITIES

CURRENT LIABILITIES
Short-term bank loan	$312,814	$323,472
Accounts payable	33,762	31,350
Contract liabilities	9,198	215,768
Amount due to related parties	88,525	1,067,119
Operating lease liabilities - current	42,547	42,277
Payroll payable	1,619,068	1,869,436
Accrued expenses and other current liabilities	61,845	40,299
Total current liabilities	2,167,759	3,589,721

Operating lease liabilities - non-current	58,253	82,674
Total non-current liabilities	58,253	82,674

TOTAL LIABILITIES	$2,226,012	$3,672,395

SHAREHOLDERS’ EQUITY (DEFICIT)
Class A ordinary shares, ($0.0001 par value, 400,000,000 shares authorized, 24,604,693 and 22,304,693 shares issued and outstanding as of March 31, 2025 and September 30, 2024, respectively)	2,460	2,230
Class B ordinary shares, ($0.0001 par value, 100,000,000 shares authorized, 8,945,307 shares issued and outstanding as of March 31, 2025 and September 30, 2024, respectively)	895	895
Share subscription receivables	(3,125)	(3,125)
Additional paid-in capital	19,890,941	12,154,929
Accumulated deficit	(17,157,465)	(15,419,765)
Accumulated other comprehensive income	639,785	550,579
Total shareholders’ equity (deficit)	3,373,491	(2,714,257)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	$5,599,503	$958,138

YOUXIN TECHNOLOGY LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

(Expressed in U.S. dollars, except for the number of shares)

	Six Months Ended March 31,
	2025	2024
REVENUES	$346,013	$285,392

COST OF REVENUES	(216,386)	(91,646)

GROSS PROFIT	129,627	193,746

OPERATING EXPENSES
Selling expenses	(100,558)	(81,016)
General and administrative expenses	(1,162,739)	(321,457)
Research and development expenses	(140,261)	(847,311)
Total operating expenses	(1,403,558)	(1,249,784)

NET LOSS FROM OPERATIONS	(1,273,931)	(1,056,038)

OTHER INCOME, NET
Other income	184	139,154
Other expense	(6,711)	(6,851)
Investment loss	(457,242)	-
Total other income (expense), net	(463,769)	132,303

NET LOSS BEFORE TAXES	(1,737,700)	(923,735)

Income tax expense	-	(3,097)

NET LOSS	(1,737,700)	(926,832)

Net loss attributable to ordinary shareholders	(1,737,700)	(926,832)

NET LOSS	(1,737,700)	(926,832)

Other comprehensive loss
Foreign currency translation gain (loss)	89,206	(1,164)

TOTAL COMPREHENSIVE LOSS	$(1,648,494)	$(927,996)

Basic and diluted loss per share	$(0.05)	$(0.03)

Weighted average number of ordinary shares outstanding - basic and diluted	32,489,444	31,250,000

YOUXIN TECHNOLOGY LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

(Expressed in U.S. dollars, except for the number of shares)

	Six Months Ended March 31,
	2025	2024
Cash flows from operating activities
Net loss	$(1,737,700)	$(926,832)
Adjustments to reconcile net loss to cash used in operating activities:
Loss on disposal of property and equipment	-	616
Amortization of right-of-use assets	24,524	75,056
Depreciation	716	5,090
Loss from termination of right-of-use assets	-	2,419
Loss from investment	457,242	-
Changes in assets and liabilities
Accounts receivable	(33,923)	95,467
Prepaid expenses and other current assets	(510,774)	20,221
Other non-current assets	350	(10,419)
Accounts payable	2,412	(24,555)
Operating lease liabilities	(24,151)	(77,258)
Payroll Payable	(250,368)	239,510
Accrued expenses and other current liabilities	21,546	751
Contract liabilities	(206,570)	(41,956)
Net cash used in operating activities	(2,256,696)	(641,890)

Cash flows from investing activities
Purchase short-term investments	(3,440,000)	-
Net cash provided by investing activities	(3,440,000)	-

Cash flows from financing activities
Loan from related parties	-	640,319
Repayment to related parties	(978,594)	-
Proceeds from issuance of ordinary shares	10,350,000	-
Payment of deferred offering cost	(2,133,785)	(335,458)
Net cash provided by financing activities	7,237,621	304,861

Effect of exchange rates on cash and cash equivalents	76,811	2,097

Net increase (decrease) in cash and cash equivalents	1,617,736	(334,932)

Cash and cash equivalents and restricted cash at beginning of period	43,021	399,050

Cash and cash equivalents and restricted cash at end of year	$1,660,757	$64,118

Cash and cash equivalents	1,636,920	64,118
Restricted cash	23,837	-
Cash and cash equivalents and restricted cash at end of period	$1,660,757	$64,118

Cash paid for interest expenses	$-	$-
Cash paid for income tax	$-	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOW INFORMATION:

Deduction of issuance proceeds of prior years deferred offering cost	$478,108	$-